Filed pursuant to Rule 433 Registration Statement No. 333-224190 May 9, 2018

The following presentation was made available in connection with an offering of securities by Evofem Biosciences, Inc. (the “Company” or “Evofem”) but was not prepared in contemplation of the offering. The presentation should be viewed only in connection with the Company’s registration statement on Form S-1 (including the prospectus), which has more complete information regarding the subject matter of this presentation, including the numerous risks associated with the Company’s business and market strategies. To the extent any information in this presentation is inconsistent with information in the prospectus, the information in the prospectus supersedes the information in this presentation. Certain statements contained in the presentation have been corrected, clarified or caveated by notations that follow such statements. This presentation contains forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and other federal securities laws. In some cases, you can identify forward looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “strategy,” “designed,” “suggest,” “currently,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward looking statements of this presentation are only predictions and are subject to a number of risks, uncertainties and assumptions, including, without limitation risks and uncertainties relating to: the outcome or success of Evofem’s (the “Company” or “Evofem”) clinical trials; Evofem’s ability to maintain and protect its intellectual property; the rate and degree of market acceptance of Amphora; Evofem’s ability to successfully commercialize Amphora and its ability to develop sales and marketing capabilities; Evofem’s ability to raise additional capital when needed and to rely on existing cash reserves to fund its current development plans and operations; Evofem’s ability to obtain the necessary regulatory approvals for its product candidates, including approvals from the united states food and drug administration for the use of Amphora® as a contraceptive, and the timing of such approvals; Evofem’s reliance on third party providers, such as third party manufacturers and clinical research organizations; the absence of any adverse events or side effects relating to the use of Amphora; and Evofem’s ability to retain members of its management and other key personnel. Many of these risks, and other risks and uncertainties, are discussed in further detail in the “Risk Factors” section of the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by Evofem on April 30, 2018 to which this presentation relates, copies of which are available on the Evofem website (www.evofem.com). The forward looking statements in this presentation represent Evofem’s views only as of the date hereof, and Evofem undertakes no obligation to update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law. The information contained herein may not be used in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not permitted by law, This presentation includes certain information obtained from trade and statistical services, market research service providers, third party publications and other sources. Evofem has not independently verified such information and there can be no assurance of its accuracy. We are an “emerging growth company” as defined under the Securities Act of 1933, as amended (the “Act”) and, as such, this presentation and the accompanying oral presentation may be construed as communications permitted pursuant to Section 5(d) of the Act and Section 105(c) of the Jumpstart Our Business Startup Act of 2012.

INVESTING IS SPECULATIVE AND INVOLVES RISK OF LOSS, YOU SHOULD REVIEW CAREFULLY THE DESCRIPTIONS OF THE RISKS AND OTHER TERMS BEFORE MAKING A DECISION TO INVEST.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting RBC Capital Markets LLC, at equityprospectus@rbccm.com or by phone at (877) 822-4089, or Cantor Fitzgerald & Co. at prospectus@cantor.com.

Amphora Go-To-Market Strategic Initiative Establish Amphora as the choice for women looking to supplement, women doing NOTHING, and women leaving hormonal contraception Brand Promise| Market Insights | Segmentation | Sales | Reimbursement | Payers

: Brand Promise Intimate, Done Her Way Brand Narrative (11.6.15) It has been years since there has been a true, new contraceptive innovation for HCPs to oﬀer women. All current options are riddled with compromises. A woman either has to accept taking a pill every day and having added hormones in her body all of the time, or she has to live with a device inside her for years on end. Both pills and IUDs remove the control from her. HCPs know that, one way or another, their patients are accommodating their birth control options rather than it being the other way around. All that has now changed. Amphora is a new class of female contraception that is non-‐hormonal, non-‐ systemic and used only when intimacy is occurring. Now HCPs can tell their patients that unless a woman is about to engage in intimacy, she is free to go about her day and her life contraceptive-‐free. And when she does decide to be intimate, Amphora is an easy, self-‐applied gel that is eﬀective in preventing pregnancy, and it will never interfere with future fertility. But most important, with no hormones and no devices in her body, she can now have safe, reliable birth control when, where and how she wants it. No more, no less.1 A woman’s intimate life is made up of so many more considerations than just the act of sex itself and preventing pregnancy. It may relate to her concerns about her own physical and sexual wellness; it could include how she feels emotionally about herself as well as her partner; it might consist of conversations she is having with her partner about when or if to have children; it is often about the ways, times and places she decides intimacy will take place. Now with Amphora, all of those considerations belong to her, not her birth control. Only Amphora puts the woman on top of her own situation so that when she decides to address the intimate issues of her life, she does intimate her way. 1 1: Amphora has not been approved by the FDA or European Commission. In addition, Amphora may never be approved by any regulatory agency or competent authorities, nor marketed anywhere in the world. See the Section entitled “Risk Factors” in the Amendment No. 2 to the registration statement on Form S-1 filed on April 30, 2018.

: Brand Personality Smart: I’ve worked hard to understand just how things work and would be happy to share that knowledge for your beneﬁt. Sexy: I never feel more desirable then when I’m feeling good about myself…and that’s when I want to share that feeling with someone special. Sassy: I’m fabulous and I’m totally ok with it, so get on board because you can be just as fabulous too. Empathetic: It’s not enough to understand what you’re going through; I need to feel what you feel, and then act on it for your beneﬁt. Personality Traits reﬂect the the tone and manner which the Amphora brand will exhibit in all strategic and tactical executions throughout its lifecycle Amphora Brand Personality Traits

BRAND BRIEF

DESIRED RESPONSE

Think: ***All of my patients/my friends and family need to know there is a new class of birth control unlike all the other options.***

Feel: ***What a relief to have yet another BC option, but one that doesn't require hormones or procedures.***

Act: ***My patients need/I need to consider amphora™ for their/my birth control needs.***

FUNCTIONAL TRUTH

New, non-hormonal class

BRAND PROMISE

Intimate, done her way

HCP INSIGHT:

Apathy

If my patient is happy on their birth control then I'm happy; but all the current options have some trade-off for her that I often have to hear about.

PATIENT INSIGHT:

Dissatisfaction

I don't see why my only birth control options all involve having to put something extra into my body, like hormones or a foreign object, that's going to be there around the clock.

PRACTICAL TRUTH

When, where, how she needs it

EMOTIONAL TRUTH

Empowered

REASONS TO BELIEVE

- Highly safe, efficacious (96%) birth control
- Non-hormonal contraceptive gel
- Localized/non-systemic non-invasive
- Works on woman's pH levels
- Immediate protection against pregnancy (no waiting)
- User-controlled, simple/easy self-administration
- New "class"
- Convenient packaging[1]
- Cost effective and accessible[1]
- Does not interfere with future fertility[1]
- Partner-friendly; no smell or bad taste
- Won't interfere with breast feeding
- Allows for planning as well as spontaneity
- Comes from a socially responsible company with a passionate commitment to women's health
- For multiple types of women at across all life stages

BRAND PERSONALITY

- **Smart**
- **Sexy**
- **Sassy**
- **Empathetic**

[1] Amphora has not been approved by the FDA or European Commission. In addition, Amphora may never be approved by any regulatory agency or competent authorities, nor marketed anywhere in the world. Packaging has not been approved by any regulatory agency and these statements are merely aspirational in nature. See the Section entitled "Risk Factors" in the Amendment No. 2 to the registration statement on Form S-1 filed on April 30, 2018.

Amphora® Market Insights Summary

2017 Prescription Contraception Sales ($USD Millions)[1]



$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$5,632
234
321
421
822
941
2,893
Transdermal Patch
Injectable
Implant
Vaginal Ring
IUD
Oral Contraceptive

Non-Oral contraception accounts for ~$3B in annual sales

Key Insights & Opportunities

- ~64M women of child bearing age (15-44) in the US[2]
- Approximately 43M women in the US are sexually active and potential Amphora targets[2]
  - 45% of pregnancies are unintended[3]
- Research shows 8.6M US women using some form of non-prescription contraception, such as condoms, spermicides, or withdrawal[2]
  - Despite their popularity, research found an 18%/year failure rate for male condoms[4]
- 7.4M US women have a non-oral prescription form of birth control, including IUDs, rings, injections, and patches[2]
- ***Currently, no option offers the on-demand convenience, non-hormonal formulation, STI prevention, and lubricating qualities found in Amphora***

Key Opportunities "Low Hanging Fruit"

- Women who have left Rx contraception due to hormone side effects: Ortho Evra® (patch), Depo-Provera (injection), Implanon®/Nexplanon® (implant), Nuvaring (vaginal ring), Oral contraception, Mirena family
- Women doing nothing: Withdrawal, chance taking – the level of efficacy must exceed NOTHING

Payer / Access Landscape

- The Affordable Care Act has improved payer coverage of prescription contraceptives, increasing patient options and reducing co-pays

Source:

1. 2018 IMS Health Data
2. NCHS Data Brief #173, December 2014, "Current Contraceptive Status Among Women Aged 15–44: United States, 2011–2013" (Based on National Survey of Family Growth data)
3. Guttmacher Unintended Pregnancy in the United States – September 2016
4. Trussell J. Contraceptive Efficacy. In Hatcher RA, Trussell J, Nelson AL, Cates W, Stewart FH, Kowal D, Contraceptive Technology: Nineteenth Revised Edition. New York NY: Ardent Media, 2007.

EVOFEM BIOSCIENCES

Amphora Market Insights

16.5M women USE NOTHING to prevent pregnancy and yet do not desire to become pregnant[1]

- Market research has indicated that the lack of a non-hormonal method leaves millions of women with no true options in birth control
- ***Side effects*** from hormonal birth control and sexual dissatisfaction with the condom are the primary reasons for failure to use any method for a majority of these women
- Amphora only needs to be more efficacious than NOTHING to represent a superior option for these women and has tremendous commercial upside in the $5.5B[4] Rx contraceptive market as there is a complete void representing a TRUE unmet need in contraception

Small market share percentages equal tremendous sales potential in the $5.5B[4] contraception category.

28% of women indicated they would be interested in using Amphora together with their current method[2]

- Amphora will **ADD** to their sense of confidence to protect them from getting pregnant
- One KOL indicated that "Amphora together with the pill or and IUD may make this combination the **perfect prescription"**
- Amphora's 510K clearance as a lubricant is very appealing as a **non-contraceptive benefit WITHOUT hormonal compromise**
- The additional protection from Chlamydia and Gonorrhea infection may make Amphora the perfect addition to a woman's contraceptive method

95% of unintended pregnancies are due to "nonuse" or "inconsistent use" of any contraceptive method[3]

1. Source: NCHS Data Brief #173, December 2014, "Current Contraceptive Status Among Women Aged 15–44: United States, 2011–2013" (Based on National Survey of Family Growth data)
2. US Primary MR with Consumers, 2016; N=287
3. Guttmacher Institute. Fact Sheet: Contraceptive Use in the United States. 10/2015
4. Note: This information is an estimate derived from the use of information under license from the following IMS Health information service: *SMART Solutions* for the 2013 – 2017 period. IMS expressly reserves all rights, including rights of copying, distribution and republication.

EVOFEM BIOSCIENCES

There are ~64M women in the US between the ages of 15-44; ~43M are potential targets for a new contraceptive

Market Map: Contraceptive Methods, US Females 15 – 44 (2016)

Total = 63.6M



17.6M
21.7M
24.4M
100%
80
60
40
20
0
Ring or Patch 1.0
Injectable 1.8
Implant 0.5
IUD 4.1
OCs 10.2
Surgical Sterilization* 13.1
Periodic Abstinence / Other 0.7
Withdrawal 1.9
Barrier Methods 6.0
Infertile / Medical Sterilization* 1.8
Seeking Pregnancy 2.9
Pregnant** 3.2
Not Seeking Pregnancy 16.5
Rx Contraceptive Users
Non-Rx Contraceptive Users
Not Using Contraceptive

Primary quantitative market research conducted in the US to develop consumer segments which are projectable to Potential Amphora Targets (in light blue)

Potential Amphora Targets	Non-Targets
42.6M	21.0M

Note: * Includes female and male sterilization / infertility; ** Includes postpartum women; usage statistics from 2013 applied to 2016 population data (latest available data)
Source: NHS Data Brief #173, December 2014, "Current Contraceptive Status Among Women Aged 15–44: United States, 2011–2013" (Based on National Survey of Family Growth data)

EVOFEM BIOSCIENCES

Primary market research focused on potential targets for Amphora – all women who were able to become pregnant but not currently seeking children Note: Segment sizes weighted to reflect target universe Source: US Primary MR with Consumers, 2016; N=287 “Supplementers” (28% of respondents) Highly engaged in their own healthcare Need to protect against unintended pregnancy “Alternatives” (30% of respondents) Desire non-hormonal contraception as driver to change “Currently Satisfied” (42% of respondents) Satisfied with current prescription contraceptive Addressable Patient Population2 2

Supplementers are interested in Amphora as an add-on whereas Alternatives see it as a replacement to their current method (or lack thereof)

	Supplementers	Alternatives	Currently Satisfied
% Of all respondents	28% of market	30% of market	42% of market
Key Takeaways	• More likely using Rx contraceptive (often OC) • Relatively satisfied with current contraceptive • High interest in Amphora as add-on method	• Often past Rx users (OCs) • Non-Rx users, unsatisfied • Preference for non-hormonal • More likely to have used vaginal products in the past • High interest in Amphora to replace current method	• Often past Rx-users • Most satisfied with current contraceptive (e.g., cost, easy of compliance) • Limited hormone concern • Limited interest in Amphora
OTC / Non Rx user	34%	76%	35%
Past Rx user	57%	94%	70%
Satisfaction with Current Contraceptive Method (10 point scale)	6.4	5.7	6.5
Past OC user now on an OTC / non Rx method	18%	72%	32%
Prefer Amphora as add-on (vs. primary)	84%	16%	37%

Note: * # of key Amphora interest questions in which respondent gave top 2 box response
Source: US Primary MR with Consumers, 2016; N=287

11

Source: D6; n = 287 D6. Why did you decide to use your current approach to preventing pregnancy? Most Common Reasons for Selecting Current Contraception (selected up to 3 reasons) These differences reflect the different benefits the high interest segments desire from Amphora. The high-interest segments are vastly different on the rationale behind their current contraceptive choice. . .

Source: D12; n = 287 D12. Please rate your level of agreement with each of the following statements. Attitudes Towards Contraception Selection with Greatest Differences . . . Alternatives are more likely to be unhappy with their current contraception and concerned with hormonal side effects. . . Currently Satisfied Currently Satisfied Currently Satisfied

Source: D12; n = 287 D12. Please rate your level of agreement with each of the following statements. Attitudes Towards Contraception Selection with Greatest Differences (2 of 2) I am comfortable using contraceptives that contain hormones. I talk in depth with my doctor about my contraceptive choices. I always use more than one form of contraception. . . . Supplementers are less concerned about hormones, are highly engaged on the topic, and often use two forms of contraception. . . Currently Satisfied Currently Satisfied Currently Satisfied

In turn, the two segments have different functional needs, the they have a common end-benefit of wanting more control Supplementers Alternatives Control over when, where, and how they use contraception Functional Benefit End Benefit On-Demand Non-hormonal FDA Approved Seeking more efficacy than condoms or hormones alone Desire more control over pregnancy risk (and STI risk) Alternatives have tried Rx contraception in the past but many have switched away from these options to OTC or natural methods, primarily driven by a desire a) side effects and b) the need to take something everyday Alternatives are by far the most interested in finding a new primary form of contraception as they are the least satisfied with their current method While more likely to be in monogamous relationships, Alternatives are not necessarily older than women in other segments or differentiated on other basic demographics Supplementers are highly engaged in their healthcare and often use condoms as an add-on form of contraception and/or to prevent STIs. They are not necessarily averse to hormones but they are averse to the idea an unwanted pregnancy or STI Supplementers are often single, more so than any other segment, making them more likely to find themselves in situations where they need to protect against unwanted pregnancy or STIs more emphatically Most Supplementers desire Amphora as an added measure of protection against an unwanted pregnancy, because they often forget to take their daily pill Supplementers are information seekers continuously looking to better themselves and show less cost sensitivity when it comes to their health in general as well as their contraceptive practices The different functional needs will require unique messaging, but the underlying positioning of control is appealing to both groups and always tests well with customers

Sales Strategy

Optimize Deciles 6-10 OBGYN coverage at the prescribed reach and frequency 98% of total prescriptions of the top 10K writers in the oral contraceptive marketplace come from OBGYNs2 Top 85% of new prescription HCPs in the Oral Contraceptive market (Deciles 6-10)2 Deciles 6-10 OBGYN average 591 new contraceptive prescriptions per month2 Construct a world class sales organization 4 Key pillars = Recruitment, training, motivation, and retention Sales Force Alignment Territory Radius FT Annual Work Days 210 Territory Workload 1,890 Calls /Year Calls /Day 9 ~150 Miles Frequency D10 - 9 24 Calls /Year Frequency D8 18 Calls /Year Frequency D7- 6 12 Calls /Year 85 Sales Representatives cover ~96% of Deciles 6-10 oral contraceptive prescriptions1 Data Source: 1. Quintiles – March 18, 2016: Evofem_Target_Universe_PCP+OBGYN_10USC_4Feb2016.xlsx 2. IMS Nov’15 Prescription Data Analysis

Direct to Consumer

Plan of Action Initiated DTC 6 – 9 months post Amphora launch in order to condition the healthcare providers prior to advertising Digital online emphasis Development of brand ambassadors through social media Metrics focused strategy for maximum reach based on target consumer demographics and search behaviors Key category differentiation on non-hormonal innovation in contraception Direct To Consumer

Amphora Consumer Journey



Birth Control User has tried Many Options
Looking for other BC options
Triggered by:
• Dislike/poor reaction to hormones
• Change in life phase
• Unhappy with current BC
Researches more fitting contraceptives for her lifestyle
Triggered by a new life phase
SEARCH
Friends
Google
Branded Site
3rd Party Sites
Friends
Blogs
Social Media
Website Reviews
Schedules a OB/GYN Appointment
PHYSICIAN/ PATIENT COUNSELING DISCUSSION
Discusses other BC options
Discusses lifestyle, preferences – makes recommendation
Asks about Amphora®
Both Agree on Amphora
HCP Writes Rx
Rx Filled by Patient
Shares Her Amphora Experience
Patient Feedback at Next Appointment
Branded Site
Industry Websites
Latest News
SEARCH
E-blasts
Direct Mails
Peer-to-Peer
Journals
CME/ Conference
Residency
Patient Experiences
Rep Visits
HCP

Note: Amphora has not been approved by the FDA or European Commission. In addition, Amphora may never be approved by any regulatory agency or competent authorities, nor marketed anywhere in the world. Further, Evofem does not purport to know what potential customers will or may consider when making a determination to use Amphora or what results or outcomes may arise from any customer's shared experience. See also the Section entitled "Risk Factors" in the Amendment No. 2 to the registration statement on Form S-1 filed on April 30, 2018.

EVOFEM BIOSCIENCES

Generating brand awareness through relevant, targeted social media (DTC) platforms as illustrated from the clinical trial promotional efforts Women on Top Morning “After” $100.20 CPA REACH 8.9M IMPRESSIONS 52.6k LINK CLICKS Facebook Website 2.2M Conversions $1.89 CPLC REACH 3.3M REACH 1.7M 15.2M IMPRESSIONS 6.3M IMPRESSIONS 96.3k LINK CLICKS 43.7k LINK CLICKS Facebook Overall Facebook Website Traffic 2.9k WEBSITE COMPLETIONS 3.5k WEBSITE COMPLETIONS 584 WEBSITE COMPLETIONS Data Source : Society AMPOWER Social Media Report - March 2018

Data Source : Society AMPOWER Social Media Report - March 2018 Illustration of Amphora social media advertising campaign to drive awareness and enrollment of the clinical trial

Market Access Strategy

“Private health plans must provide coverage for a range of preventative services and may not impose cost-sharing (such as co-pays, deductibles, or co-insurance) on patients receiving these services. These preventative services include all FDA-approved contraceptives for women – 18 distinct methods have been identified in the FDA’s Birth Control Guide. Insurers may not limit coverage to any contraceptive method, but must provide at least one version of each FDA-approved contractive method without cost sharing.” “FDA Approved and Prescribed”1 Amphora® and Affordable Care Act (ACA) 1 Amphora has not been approved by the FDA or European Commission. In addition, Amphora may never be approved by any regulatory agency or competent authorities, nor marketed anywhere in the world. Amphora may not presently be commercially prescribed, and these statements are merely aspirational in nature. See the Section entitled “Risk Factors” in the Amendment No. 2 to the registration statement on Form S-1 filed on April 30, 2018.

Leverage Affordable Care Act mandate to achieve high levels of access Establish distribution through 3PL Partner and key wholesaler networks to reach all retail channels Announce and message product to Market Access target audience Demonstrative Amphora’s value proposition to payer decision makers Key messaging to include: The first woman controlled, on demand, FDA-approved non-hormonal contraceptive gel Key benefits for women seeking non-hormonal contraception Budget impact for payers vs. unintended pregnancies Patient decision tree counseling materials Market Access Strategy